GeoVax Labs, Inc.
1900 Lake Park Drive
Suite 380
Smyrna, Georgia 30080
(678) 384-7220
April 28, 2010
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	GeoVax Labs, Inc. Registration Statement on Form S-1 Filed March 31, 2010 File No. 333-165828
Dear Mr. Riedler:
This letter is in response to the letter (the “Comment Letter”) dated April 14, 2010 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the GeoVax Labs, Inc. (“GeoVax” or the “Company”) Registration Statement on Form S-1 (File No. 333-165828) (the “Registration Statement”). We have set forth below in bold text the comment contained in the Comment Letter followed by our response.
General
1.	Please revise your disclosure to include a discussion of the allocation of the purchase price between the company and the selling shareholder for each unit consisting of a share of common stock being sold by a selling shareholder and a warrant issued by the company. If the company does not plan to retain any portion of the unit price for units that include a selling shareholder share of common stock, please include disclosure of the effect to company shareholders who are not selling shareholders in the offering.
Response
We acknowledge the Staff’s comment and plan to amend the Company’s preliminary prospectus contained in the Registration Statement as set forth on Exhibit A hereto. Proposed additional language is shown in underlined text, while proposed deleted language is shown in strikethrough text.

Mr. Jeffrey P. Riedler
April 28, 2010

We are providing this letter without an accompanying amendment to the Registration Statement based on our earlier telephone conversation with Ms. Acharya. Upon your approval, the language set forth in Exhibit A would be included in an amendment to the Registration Statement which we plan to file in May 2010. That amendment will include the Company’s financial statements for the three months ended March 31, 2010.
In the event the Company requests acceleration of the effective date of the Registration Statement, it will furnish a letter containing the acknowledgements identified in the third full paragraph on page two of the Comment Letter.
Please provide our counsel, T. Clark Fitzgerald III, with a copy of any future correspondence. He can be reached by telephone at (404) 879-2455 or email at cfitzgerald@wcsr.com. His facsimile number is (404) 870-4869.
Please do not hesitate to contact the undersigned at (678) 384-7224 or mreynolds@geovax.com with any questions or comments.
Very truly yours,
GeoVax Labs, Inc.

/s/ Mark W. Reynolds
Mark W. Reynolds
Chief Financial Officer

cc:	Robert T. McNally, Ph.D. Nandini Acharya, Esq.

Exhibit A
Preliminary Prospectus Cover Page
The first paragraph will be revised to add the following sentence at the end:
All of the warrants included in the units will be issued by us and not the selling stockholders.
Footnote (2) to the table will be revised as follows:
(2)	No units that include shares of our common stock held by selling stockholders will be sold on behalf of or by the selling stockholders until after all units offered by the Company are sold. The selling stockholders will receive all of the proceeds from the sale of units, if any, that include shares of our common stock held by selling stockholders.
Page 4, Securities Offered
The discussion will be revised to add the following sentence:
All warrants sold will be issued by the Company.
Pages 4 and 16, Use of Proceeds
The last sentence of the “Use of Proceeds” section on page 4 and the first sentence of the last paragraph on page 16 will both be revised as follows:
We will not receive any proceeds from the sale of units, if any, that include shares of our common stock held by the selling stockholders but we will receive proceeds, if any, from the exercise for cash of warrants included ~~within the~~ in those units sold ~~pursuant to this offering~~.
Pages 55-56, Selling Stockholders
We will add the following new information after the footnotes to the table:
The selling stockholders will receive the entire price paid by investors for the units that include shares held by the selling stockholders. From those proceeds, the selling stockholders will pay the placement agent its 6% commission earned in connection with the sale of any such units. We will issue the warrants included in those units and receive proceeds, if any, from the exercise for cash of warrants included in those units.
Emory University and Dr. Robinson sold a portion of their GeoVax shares in 2009, and each of them, as well as Mr. Hildebrand, indicated an interest in selling additional shares. We invited each of them to participate in this offering as selling stockholders in order to encourage them to enter into a lock-up arrangement satisfactory to the placement agent, to permit an orderly distribution of their GeoVax shares, and to reduce the perceived market overhang reflected by their combined holdings.

In considering this matter, the Board of Directors recognized that the warrants to be sold together with shares included as part of the units offered by selling stockholders have an intrinsic value, which is included in the price per unit to be paid by investors, but will not be paid to the Company. The Board of Directors also recognized that all stockholders will experience dilution if the holders of unit warrants utilize the “cashless exercise” feature. After consideration, the Board of Directors determined that allowing selling stockholders to receive the implicit value of the unit warrants was appropriate, given the reasons stated in the foregoing paragraph, particularly since the selling stockholders may only sell their shares after the Company sells $30.0 million of units. Accordingly, the arrangements were approved by the Board of Directors, including all of the independent directors.
Page 59, Unit Warrants
The first sentence will be revised as follows:
In connection with the sale of ~~each unit~~ units by the Company and the sale of units by the selling stockholders in this offering, we will issue with each such unit a five-year callable warrant to purchase up to 0.20 shares of common stock at an exercise price of $____ per share, or 20.0% above the offering price of the units.